04-008 Date: July 23, 2004

Agrium to Receive Damages Resulting from Arbitration Panel Decision	Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357 Fax (403) 225-7609

http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S. $

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today the Arbitration Panel, which was appointed to determine Union Oil Company of California’s (Unocal) gas supply obligations to Agrium’s Kenai, Alaska nitrogen facility, released its award late yesterday.

The Panel awarded Agrium damages of $36.5-million plus interest of $2.1-million for failure of Unocal to supply the required daily quantities to April, 2004 and directed determination of further damages to June 30, 2004. The damage award will be reflected in Agrium’s third quarter financial results.

As part of its decision, the Panel concluded that Unocal’s supply obligation was limited to certified gas reserves in those leases which were specifically dedicated to Agrium. The award determined Unocal’s supply obligation for the contract years ending June 30, 2005, June 30, 2006, and June 30, 2007 of 48.7 BCF, 36.3 BCF, and 18.6 BCF, respectively. Forecast gas supplies decline to a nominal amount subsequent to June 30, 2007. Either party to the contract may request a reserve certification annually which could increase or decrease delivery obligations after June 30, 2005.

The Panel specifically reserved for future determination whether Unocal’s liability for damages is limited to $50-million should Unocal fail to deliver the specified contract quantities after June 30, 2004.

“We are pleased that the Panel found that the contract obligates Unocal to supply gas volumes substantially in excess of Unocal’s proposed volumes. The Panel’s finding that Unocal must supply 48.7 BCF for the current contract year should allow us to operate at 92 percent of capacity through to June 30, 2005 and at 70 percent of capacity for the following contract year, without additional third party purchases. This assumes Unocal meets its contractual obligations,” said Mike Wilson, Agrium’s President and CEO. “This decision addresses only the disagreements surrounding the gas contract. It does not resolve our other issues with Unocal including Agrium’s allegation that Unocal made material misrepresentations respecting the gas supply and other issues during the course of the negotiation of the purchase and sale agreement, disputes respecting environmental matters and liability for an Earn-out under the purchase and sale agreement. We are aggressively pursuing those claims in California State Court proceedings scheduled for trial in December of this year.”

Agrium remains committed to working with local gas suppliers to develop alternative gas supplies for our facility and to working for changes to pipeline systems and policies that would allow for its continued operation.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate, potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the resolution of the remaining matters in dispute between the Corporation and Unocal, the future prices and availability of third party gas at Kenai, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

A conference call to review this press release will be held beginning at 9:00 a.m. MDT (11:00 a.m. EDT). To listen to the conference call, dial (719) 457-2648.

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